News release
Issued on behalf of RELX PLC and RELX NV

11.00am (BST)
19 April 2017

AGM TRADING UPDATE

RELX Group, the global professional information and analytics company, has issued the following update on trading ahead of the Annual General Meetings, reaffirming the outlook for the full year.

Key business trends so far in 2017 are consistent with the same period in 2016, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2017.

Disclaimer Regarding Forward-Looking Statements
This results announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar  expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the Group’s intellectual property rights; regulatory and other changes regarding the collection, transfer of use of third party content and data; demand for the Group’s products and services; competitive factors in the industries in which the Group operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and RELX NV with the US Securities and Exchange Commission.

Notes for Editors
About RELX Group

RELX Group is a global provider of information and analytics for professional and business customers across industries. The group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom almost half are in North America. RELX PLC is a London listed holding company, which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company, which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £31bn/€37bn/$39bn.*.

*Note: Current market capitalisation can be found at http://www.relx.com/investorcentre

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724